OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  8 )*

Sociedad Química y Minera de Chile S.A.
(Name of Issuer)
Series A Common Stock, no par value (“Series A Shares”)
Series B Common Stock, no par value (“Series B Shares”)
(Title of Class of Securities)
Series A Shares: 833636103
Series B Shares: 833635105
(CUSIP Number)
Wayne R. Brownlee
Executive Vice President, Treasurer and Chief Financial Officer
Potash Corporation of Saskatchewan Inc.
Suite 500, 122 — 1st Avenue South
Saskatoon, Saskatchewan
Canada S7K 7G3
(306) 933-8500

with a copy to

Robert Dean Avery
Jones Day
77 West Wacker
Chicago, Illinois 60601-1692
(312) 782-3939
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 27, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Page 1 of 16 Pages)

CUSIP No.	833635105 / 833636103	Page	2	of	16

1	NAMES OF REPORTING PERSONS: Potash Corporation of Saskatchewan Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Series A Shares: Not Applicable Series B Shares: AF, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Saskatchewan, Canada

	7	SOLE VOTING POWER:

NUMBER OF		- 0 - Series A Shares (See Item 5) - 0 - Series B Shares (See Item 5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		63,062,037 Series A Shares (See Item 5) 19,444,156 Series B Shares (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 0 - Series A Shares (See Item 5) - 0 - Series B Shares (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER:

63,062,037 Series A Shares (See Item 5) 19,444,156 Series B Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

63,062,037 Series A Shares (See Item 5) 19,444,156 Series B Shares (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

44.16% of Series A Shares (See Item 5(a)) 16.15% of Series B Shares (See Item 5(a))

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	833635105 / 833636103	Page	3	of	16

1	NAMES OF REPORTING PERSONS: PCS Chile II LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Series A Shares: Not Applicable Series B Shares: AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		- 0 - Series A Shares (See Item 5) - 0 - Series B Shares (See Item 5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		43,861,795 Series A Shares (See Item 5) 16,744,383 Series B Shares (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 0 - Series A Shares (See Item 5) - 0 - Series B Shares (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER:

43,861,795 Series A Shares (See Item 5) 16,744,383 Series B Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

43,861,795 Series A Shares (See Item 5) 16,744,383 Series B Shares (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

30.71% of Series A Shares (See Item 5(a)) 13.91% of Series B Shares (See Item 5(a))

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	833635105 / 833636103	Page	4	of	16

1	NAMES OF REPORTING PERSONS: Inversiones El Boldo Limitada

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Series A Shares: Not Applicable Series B Shares: AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Republic of Chile

	7	SOLE VOTING POWER:

NUMBER OF		- 0 - Series A Shares (See Item 5) - 0 - Series B Shares (See Item 5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		43,861,795 Series A Shares (See Item 5) 10,658,383 Series B Shares (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 0 - Series A Shares (See Item 5) - 0 - Series B Shares (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER:

43,861,795 Series A Shares (See Item 5) 10,658,383 Series B Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

43,861,795 Series A Shares (See Item 5) 10,658,383 Series B Shares (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

30.71% of Series A Shares (See Item 5(a)) 8.85% of Series B Shares (See Item 5(a))

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	833635105 / 833636103	Page	5	of	16

1	NAMES OF REPORTING PERSONS: Inversiones RAC Chile Limitada

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Series A Shares: Not Applicable Series B Shares: Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Republic of Chile

	7	SOLE VOTING POWER:

NUMBER OF		- 0 - Series A Shares (See Item 5) - 0 - Series B Shares (See Item 5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		19,200,242 Series A Shares (See Item 5) 2,699,773 Series B Shares (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		- 0 - Series A Shares (See Item 5) - 0 - Series B Shares (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER:

19,200,242 Series A Shares (See Item 5) 2,699,773 Series B Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

19,200,242 Series A Shares (See Item 5) 2,699,773 Series B Shares (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.44% of Series A Shares (See Item 5(a)) 2.24% of Series B Shares (See Item 5(a))

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No. 833635105 / 833636103	Schedule 13D	Page 6 of 16

Item 1. Security and Issuer.
     This Amendment No. 8 amends the Schedule 13D, dated November 2, 2001, as amended (the “Schedule 13D”), of Potash Corporation of Saskatchewan Inc. and Inversiones El Boldo Limitada, with respect to Series A Shares and Series B Shares, of Sociedad Química y Minera de Chile S.A. (the “Issuer”), a company organized under the laws of the Republic of Chile. The principal executive offices of the Issuer are located at El Trovador 4285, Piso 6, Santiago, Chile. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D.
Item 2. Identity and Background.
     This statement is filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, by the persons listed below (the “Reporting Persons”).
          (1) Potash Corporation of Saskatchewan Inc. (“PCS”), a corporation organized under the laws of Canada, is (together with its subsidiaries) an integrated fertilizer and related industrial and feed products company engaged in the production of potash, phosphate and nitrogen products. The principal business address of PCS is Suite 500, 122 — 1 st Avenue South, Saskatoon, Saskatchewan, Canada S7K 7G3.
          (2) PCS Chile II LLC (“Chile II”) is a limited liability company organized under the laws of Delaware principally for the purpose of acquiring and holding shares of the Issuer, and its principal business address is: Suite 400, 1101 Skokie Blvd., Northbrook, Illinois 60062. PCS indirectly beneficially owns the entire equity interest in Chile II and, as a result, ownership of the Series B Shares owned by Chile II is deemed to be shared with PCS.
          (3) Inversiones El Boldo Limitada (“Chile Holdco”) is a limited liability company formed under the laws of Chile principally for the purpose of acquiring and holding shares of the Issuer, and its principal business address is Avenida Apoquindo 3721, Piso 12, Santiago, Chile. PCS, through its ownership of Chile II and another entity, indirectly beneficially owns the entire equity interest in Chile Holdco; Chile II indirectly owns 99.98% of Chile Holdco. As a result, ownership of the Series A Shares and Series B Shares owned by Chile Holdco is deemed to be shared with PCS and Chile II.
          (4) Inversiones RAC Chile Limitada (“RAC”) is a limited liability company formed under the laws of Chile and was acquired by PCS principally for the purpose of acquiring and holding shares of the Issuer, and its principal address is: Avenida Apoquindo 3721, Piso 12, Santiago, Chile. PCS indirectly beneficially owns the entire equity interest in RAC and, as a result, ownership of the Series A Shares and the Series B Shares owned by RAC is deemed to be shared with PCS.

CUSIP No. 833636105 / 833635103	Schedule 13D	Page 7 of 16

          None of the Reporting Persons, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     In transactions occurring on December 26, 2006 and December 27, 2006, Chile Holdco purchased a total of 2,231,254 Series B Shares for an aggregate purchase price of Ch$15,968,534,959. All of such Series B Shares were purchased in open market transactions on the Bolsa de Comercio de Santiago, Bolsa de Valores (the Santiago Stock Exchange). Chile Holdco obtained such funds from capital contributed by its immediate parent. The capital contributed by Chile Holdco’s immediate parent originated from PCS from its cash on hand.
Item 4. Purpose of Transaction.
          Chile Holdco purchased the Series B Shares to increase PCS’s indirect combined ownership in SQM for investment purposes. The acquisition by Chile Holdco of the Series B Shares does not materially affect the Reporting Persons’ control rights over SQM. The Series B Shares have limited voting rights (holders of Series B Shares elect one of eight members of the Board of Directors (the “Series B Director”) and vote together with the Series A Shares on other matters), and the Reporting Persons’ increased ownership of Series B Shares from 14.30% to 16.15% does not materially increase their influence over the election of the Series B Director and their increased ownership, on a combined basis, of Series A and Series B Shares from 30.50% to 31.35% does not materially increase their voting power with respect to other matters.
          Each of the Reporting Persons intends to review its investment in SQM on a regular basis and, as a result thereof, may at any time or from time to time determine, (a) to acquire additional securities of SQM through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of SQM owned by it in the open market, in privately negotiated transactions, in one or more registered public offerings or otherwise, or (c) to take any other available course of action with respect to SQM or its securities. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: SQM’s business and prospects; other developments concerning SQM and its business generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and financial and stock market conditions, including the market price of the Series A and Series B Shares.
     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Schedule 13D of the Exchange Act.
Item 5. Interest in Securities of the Issuer.
     (a) The Series A Shares and Series B Shares beneficially owned by each of PCS, Chile II, Chile Holdco and RAC are as follows:

	Number of		Number of			% of All Equity
	Series A Shares	% of Class(1)	Series B Shares		% of Class(2)	Securities of Issuer(3)
PCS	63,062,037	44.16%	19,444,156	(4)	16.15%	31.35%
Chile II	43,861,795	30.71%	16,744,383	(4)	13.91%	23.03%
Chile Holdco	43,861,795	30.71%	10,658,383		8.85%	20.71%
RAC	19,200,242	13.44%	2,699,773		2.24%	8.32%

(1)	Based upon 142,819,552 Series A Shares outstanding as of December 31, 2005 (as reported in the Issuer’s Form 20-F filed with the Commission on June 30, 2006).

(2)	Based upon 120,376,972 Series B Shares outstanding as of December 31, 2005 (as reported on the Issuer’s Form 20-F filed with the Commission on June 30, 2006).

(3)	Based upon 142,819,552 Series A Shares and 120,376,972 Series B Shares of the Issuer outstanding as of December 31, 2005.

(4)	Chile II and PCS beneficially own 6,086,000 Series B Shares in the form of American Depositary Receipts, each representing 10 Series B Shares.
     (b) Because PCS indirectly beneficially owns the entire outstanding equity interest in Chile Holdco and RAC, PCS may also be deemed to have the power to vote or to direct the voting or to dispose or direct the disposition of all of the Series A Shares and all of the Series B Shares owned by Chile Holdco and

CUSIP No. 833635105 / 833636103	Schedule 13D	Page 8 of 16

RAC. Because Chile II indirectly owns 99.98% of the outstanding equity interest of Chile Holdco, Chile II may also be deemed to have the power to vote or to direct the voting or to dispose or direct the disposition of all of the Series A Shares and the Series B Shares owned by Chile Holdco. Except as otherwise disclosed herein, no person other than the Reporting Persons shares the power to vote or to direct the vote or to dispose or direct the disposition of any of the Series A Shares or the Series B Shares owned by the Reporting Persons.
     (c) None of PCS, Chile II, RAC or Chile Holdco has effected any transactions in Series A Shares since the most recent amendment to the Reporting Persons’ Schedule 13D filed on December 26, 2006 (“Amendment No. 7”). The table below sets forth information with respect to all transactions in Series B Shares effected by PCS, Chile II, RAC or Chile Holdco since Amendment No. 7 was filed. All of such Series B Shares were purchased for cash by Chile Holdco in open market transactions on the Bolsa de Comercio de Santiago, Bolsa de Valores (the Santiago Stock Exchange).
TABLE 1

		Number of Series B	Average Price per Share in
Date	Purchase/Sale	Shares	Chilean Pesos
December 26, 2006	Purchase	1,211,150	Ch$7,142
December 27, 2006	Purchase	1,020,104	Ch$7,174
     (d) No change.
     (e) Not applicable.
     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Other than as described in this statement, as amended, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the best of their knowledge, any of the persons listed in Schedule I, or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of October 16, 2006, among Potash Corporation of Saskatchewan Inc., PCS Chile II LLC, Inversiones RAC Chile Limitada, and Inversiones El Boldo Limitada

CUSIP No. 833635105 / 833636103	Schedule 13D	Page 9 of 16

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: December 28, 2006

POTASH CORPORATION OF		INVERSIONES RAC CHILE
SASKATCHEWAN INC.		LIMITADA

By:	/s/ Wayne R. Brownlee	By:	/s/ Rodrigo Ochagavía Ruiz-Tagle

	Name: Wayne R. Brownlee		Name: Rodrigo Ochagavía Ruiz-Tagle
	Title: Executive Vice President, Treasurer and Chief Financial Officer		Title: Representative

And

		By:	/s/ Andres Valdes

Name: Andres Valdes
Title: Representative

PCS CHILE II LLC		INVERSIONES EL BOLDO LIMITADA

By:	/s/ Thomas J. Regan, Jr.	By:	/s/ Rodrigo Ochagavía Ruiz-Tagle

	Name: Thomas J. Regan, Jr.		Name: Rodrigo Ochagavía Ruiz-Tagle
	Title: Manager		Title: Representative

And

		By:	/s/ Andres Valdes

Name: Andres Valdes
Title: Representative

CUSIP No. 833635105 / 833636103	Schedule 13D	Page 10 of 16

SCHEDULE I
POTASH CORPORATION OF SASKATCHEWAN INC.
     Unless otherwise indicated, each of the individuals named below is a citizen of Canada and the business address of each Executive Officer of PCS is 122 – 1st Avenue South, Saskatoon, Saskatchewan, Canada S7K 7G3.

Name and Position	Principal Occupation and Address
Directors
Frederic J. Blesi (United States citizen)	Retired 736 Glenayre Drive Glenview, Illinois 60025
William J. Doyle (United States citizen)	President and Chief Executive Officer of PCS 122 – 1st Avenue South Saskatoon, Saskatchewan, Canada S7K 7G3
John W. Estey (United States citizen)	President and Chief Executive Officer of S&C Electric Company 1741 Ridgewood Lane West Glenview, Illinois 60025-2268
Wade Fetzer III (United States citizen)	Retired 600 Greenleaf Drive Glencoe, Illinois 60022
Dallas J. Howe	Owner and Chief Executive Officer of DSTC Ltd. 200 LaCaille Place S.W. Calgary, Alberta T2P 5E2
Alice D. Laberge	Corporate Director and Former President and Chief Executive Officer of Fincentric Corporation 2606 West 37th Avenue Vancouver, British Columbia V6N 2T4
Jeffrey J. McCaig	President, Chief Executive Officer and Director of Trimac Corporation 10 Hampton Place The Woodlands, Texas 77381-4215
Mary Mogford	Corporate Director and Partner of Mogford Campbell Inc. 3715 Lakeshore Road, RR No. 8 Newcastle, Ontario L1B 1L9

CUSIP No. 833635105 / 833636103	Schedule 13D	Page 11 of 16

Paul J. Schoenhals	President and Chief Executive Officer of Enform 2115 – 27th Avenue N.E., Bay 13 Calgary, Alberta T2E 7E4
E. Robert Stromberg	Retired P.O. Box 158 Cochin, Saskatchewan, Canada S0M 0L0
Jack G. Vicq	Professor Emeritus of Accounting, University of Saskatchewan 604 Braeside View Saskatoon, Saskatchewan, Canada S7V 1A6
Elena Vivella de Paliza (Dominican Republic citizen)	Corporate Executive Av. A. Lincoln No. 1019 Edif.-Federico Pages 4to Piso Santo Domingo, Dominican Republic
Executive Officers
William J. Doyle (United States citizen)	President and Chief Executive Officer
Wayne R. Brownlee	Executive Vice President and Chief Financial Officer
James F. Dietz (United States citizen)	Executive Vice President and Chief Operating Officer Suite 400, 1101 Skokie Boulevard Northbrook, Illinois 60062
Betty-Ann L. Heggie	Senior Vice President, Corporate Relations
Barbara Jane Irwin (United States citizen)	Senior Vice President, Administration Suite 400, 1101 Skokie Boulevard Northbrook, Illinois 60062
Robert A. Jaspar	Senior Vice President, Information Technology
Joseph A. Podwika (United States citizen)	Senior Vice President, General Counsel and Secretary Suite 400, 1101 Skokie Boulevard Northbrook, Illinois 60062
G. David Delaney (United States citizen)	President, PCS Sales Suite 400, 1101 Skokie Boulevard Northbrook, Illinois 60062
Garth W. Moore	President, PCS Potash

CUSIP No. 833635105 / 833636103	Schedule 13D	Page 12 of 16

Thomas J. Regan, Jr. (United States citizen)	President, PCS Phosphate Suite 400, 1101 Skokie Boulevard Northbrook, Illinois 60062
Stephen F. Dowdle (United States citizen)	Senior Vice President, Fertilizer Sales, PCS Sales Suite 400, 1101 Skokie Boulevard Northbrook, Illinois 60062
Daphne J. Arnason	Vice President, Internal Audit
Karen G. Chasez (United States citizen)	Vice President, Procurement Suite 400, 1101 Skokie Boulevard Northbrook, Illinois 60062
John R. Hunt (United States citizen)	Vice President, Safety, Health and Environment Suite 400, 1101 Skokie Boulevard Northbrook, Illinois 60062
Denis A. Sirois	Vice President and Corporate Controller

PCS CHILE II LLC
     Unless otherwise indicated, each of the individuals named below is a citizen of the United States and the business address of each of the individuals named below is Suite 400, 1101 Skokie Boulevard, Northbrook, Illinois 60062.

Name and Position	Principal Occupation and Address
Managers
Thomas J. Regan, Jr.	President, PCS Phosphate
James F. Dietz	Executive Vice President and Chief Operating Officer – PCS
G. David Delaney	President – PCS Sales
Brian E. Johnson	Senior Counsel – US, (PCS Administration)

CUSIP No. 833635105 / 833636103	Schedule 13D	Page 13 of 16

INVERSIONES EL BOLDO LIMITADA
     Unless otherwise indicated, each of the individuals named below is a citizen of Chile.

Name and Position	Principal Occupation and Address
Representatives
Jose María Eyzaguirre Baeza	Member, Claro y Cia. Av. Apoquindo 3721, Piso 13, Las Condes Santiago, Chile
Rodrigo Ochagavía Ruiz-Tagle	Member, Claro y Cia. Av. Apoquindo 3721, Piso 13, Las Condes Santiago, Chile
Raul Santa María	Member, Claro y Cia. Av. Apoquindo 3721, Piso 13, Las Condes Santiago, Chile
Matías de Marchena	Member, Claro y Cia. Av. Apoquindo 3721, Piso 13, Las Condes Santiago, Chile
Cristíán Lagos	Associate, Claro y Cia. Av. Apoquindo 3721, Piso 13, Las Condes Santiago, Chile
Andrés Valdés	Associate, Claro y Cia. Av. Apoquindo 3721, Piso 13, Las Condes Santiago, Chile

CUSIP No. 833635105 / 833636103	Schedule 13D	Page 14 of 16

INVERSIONES RAC CHILE LIMITADA
     Unless otherwise indicated, each of the individuals named below is a citizen of Chile.

Name and Position	Principal Occupation and Address
Representatives
Jose María Eyzaguirre Baeza	Member, Claro y Cia. Av. Apoquindo 3721, Piso 13, Las Condes Santiago, Chile
Rodrigo Ochagavía Ruiz-Tagle	Member, Claro y Cia. Av. Apoquindo 3721, Piso 13, Las Condes Santiago, Chile
Raul Santa María	Member, Claro y Cia. Av. Apoquindo 3721, Piso 13, Las Condes Santiago, Chile
Matías de Marchena	Member, Claro y Cia. Av. Apoquindo 3721, Piso 13, Las Condes Santiago, Chile
Cristíán Lagos	Associate, Claro y Cia. Av. Apoquindo 3721, Piso 13, Las Condes Santiago, Chile
Andrés Valdés	Associate, Claro y Cia. Av. Apoquindo 3721, Piso 13, Las Condes Santiago, Chile

CUSIP No. 833635105 / 833636103	Schedule 13D	Page 15 of 16

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated as of October 16, 2006, between Potash Corporation of Saskatchewan Inc., PCS Chile II LLC, Inversiones RAC Chile Limitada, and Inversiones El Boldo Limitada